Exhibit 99.1

Hanwha Q CELLS-Kalyon Enerji Consortium Awarded the Tender to Construct Region’s Largest 1 GW Solar Power Plant in Turkey

Seoul, South Korea – March 23, 2017—Hanwha Q CELLS Co. Ltd. (“Hanwha Q CELLS”) (NASDAQ: HQCL), a global leading photovoltaic (“PV”) manufacturer of high-performance, high-quality solar modules, today announced that a consortium consisting of Hanwha Q CELLS and Kalyon Enerji Yatırımları A.Ş (“Kalyon”) have been awarded for the tender to construct 1 GW solar power plant in Turkey, the region’s largest project of kind.

Karapınar Yenilenebilir Enerji Kaynak Alanı (“Karapinar YEKA”) project will be located in Karapinar, 250 kilometers south of Ankara, the capital of Republic of Turkey. The project will have 1,000 MW (AC) of installed capacity to generate clean electricity enough to power more than 600,000 households, and it is scheduled to commence operations within 36 months.

The consortium will also establish 500 MW of fully integrated PV manufacturing capacity locally in Turkey, which will be operational within 21 months under the Agreement.

Hon. Berat Albayrak, Minister of Energy and Natural Resources remarked “We have made an important step in our renewable energy strategy. With this step, we have successfully completed a tender that we will enable us to develop domestic production of cheaper, better quality electricity powered by best-in-class technology and allow us to export energy to adjacent regions.” He added “We are here talking about the biggest single land project of 1,000 MW (AC) installed capacity of clean solar power. This scale of investment will deliver an important message to the world about Turkey and Turkey’s energy market.”

“This is a big step towards reducing the external energy dependency on which the Ministry has been focusing over the past year,” said Dr. Murtaza Ata, President of Kalyon’s Energy Group. “With this project, Turkey’s external energy dependency will decrease. This project shall also open opportunity window to extend solar business beyond our borders since Turkey has a significant geographical importance due to its close proximity to the Middle East and North Africa, where solar power potential is quite significant.”

Mr. Seong-Woo Nam, Chairman and CEO of Hanwha Q CELLS said “We are excited to be a part of this historic milestone energy project in Turkey and the region. We will bring our leading technology and operations expertise to bring environmentally sustainable energy solutions to Turkey and to support the Turkish government’s aim to be energy independent.”

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ: HQCL) is a global leading photovoltaic manufacturer of high-performance, high-quality solar cells and modules. Headquartered in Seoul, South Korea, it has Technology and Innovation HQ in Thalheim, Germany and manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers solar modules, photovoltaic systems solution and large-scale solar power plants. Through its growing global business network spanning North America, Asia, Europe, South America, and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

About Kalyon Enerji

Kalyon Enerji Yatırımları A.Ş. (“Kalyon Enerji”) is the subsidiary company of Kalyon Group, which is among the major business groups of Turkey. Kalyon Group's main business area is construction. Kalyon has undertaken in the past and still takes crucial part in many sizeable and prestigious projects with critical importance such as the construction and operation of largest airport project in the world, fresh water suspended pipeline project between mainland Turkey and the TRNC (Turkish Republic of Northern Cyprus) constructed 250 meters below the sea surface, and various highway and large infrastructure projects among others. Kalyon Enerji’s strategy and business activities mainly focus on local and renewable energy projects. For more information, visit: www.kalyongrup.com.

Safe-Harbor Statement

Statements in this press release about the tender for a 1 GW solar power plant in Turkey that are not statements of historical fact constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" “enable” and similar statements. Our ability to deliver the solar power plant and other related statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Hanwha Q CELLS Co., Ltd